Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098

November 18, 2016

VIA EDGAR
Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Green Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 12, 2016
Form 2.02, 9.01 8-K
Filed October 28, 2016
File No. 001-36580

Dear Mr. Rodriguez:

Set forth below is the response of Green Bancorp, Inc., a Texas corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated November 4, 2016 (the “Comment Letter”). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Form 10-K for the Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

Note 6. Loans, page 105

1.
You disclose in a Form 8-K report filed on July 28, 2016 that you implemented the Managed Asset Reduction Strategy (MARS) during 2016 to reduce your exposure to energy loans. You disclose in this Form 8-K report that you plan to substantially eliminate your energy loan exposure by the first quarter of 2017. Loans are classified as held-for sale when management has positively determined that the loans will be sold in the foreseeable future and you have the ability to do so according to your accounting policy for loans held-for-sale on page 93 of your Form 10-K report. Since you have already commenced the sale of these loans and you have informed your borrowers of your loan disposition strategy based on disclosures in your Form 8-K report, please tell us how you considered the held-for-sale criterion in ASC 205-20-45-1E for your unsold energy loan portfolio.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not consider the MARS initiative to be a discontinued operation. Energy loans were a part of the Company’s loan portfolio but were not a separate operating segment. As such, the Company does not consider the guidance in ASC 205-20-45-1E applicable.

In further response to the Staff’s comment, the Company respectfully advises the Staff that, consistent with ASC 310-10-35-49, the Company classifies loans as held-for-sale when management has positively determined that the loans will be sold in the foreseeable future. The Company has not commenced the sale of its energy loans, other than the certain loans which have been moved to a held-for-sale classification as reflected in the Company’s June 30, 2016 and September 30, 2016 filings. On April 28, 2016, the Company announced an initiative to reduce its classified loan and energy loan exposure. Management has consistently articulated that multiple resolution strategies may be employed in resolving the portfolio. Strategies may include one or more of the following: (i) the restructure and substitution of collateral, (ii) a full refinancing by a third-party lender, (iii) a discounted pay-off by the borrower, (iv) a foreclosure and liquidation of the applicable collateral, (iv) “one-off” note sales, and (v) a portfolio sale. Based on the current state of facts, the Company believes it would be inaccurate to conclude that all of the Company’s energy loans slated for resolution should be classified as held-for-sale because management has not concluded “the loans will be sold in the foreseeable future.” The Company is seeking the most cost effective resolution method, which may include a loan sale, but also may include one or more of the other resolution strategies not associated with the outright sale of the loan. As circumstances develop, the Company will reclassify energy loans as held-for-sale if and when the resolution meets the criteria set forth in ASC 310-10-35-49. In order to provide further clarity to investors, the Company has amended a portion of the “Managed Asset Reduction Strategy (“MARS”)” disclosure  in the “Financial Condition” section of the Third Quarter 10-Q to read as follows:

“The MARS team will take a multifaceted approach to reducing the portfolio through the use of proven management and disposition techniques, which may include one or more of the following:

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

(i) the restructure and substitution of collateral, (ii) a full refinancing by a third-party lender, (iii) a discounted pay-off by the borrower, (iv) a foreclosure and liquidation of the applicable collateral, (iv) “one-off” note sales, and (v) a portfolio sale.”

2.
Please revise future filings to present all credit quality metrics (including impaired loans starting on page 111, credit risk profile starting on page 112 and allowance for loan loss activity starting on page 115) by originated loans, acquired loans using ASC 310-20 accounting and acquired credit impaired loans using ASC 310-30 accounting to provide a consistent presentation of your credit quality metrics. Please also ensure that you provide a similarly consistent discussion and analysis of the loan portfolio in your MD&A.

Response

The Company acknowledges the Staff’s comment and has presented all credit quality metrics pursuant to the Staff’s comment on pages 19-34 of the Third Quarter 10-Q. In addition, the Company also provided similar analysis on pages 59-62 in the MD&A section of the Third Quarter 10-Q. The Company undertakes to provide similar disclosure in our future filings.

Note 18. Disclosures About Fair Value of Financial Instruments, page 127

3.
Please tell us, and revise future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template for disclosing this information in future filings.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has added the following table presenting quantitative information about significant unobservable inputs used in the fair value measurements for Level 3 assets at the date indicated therein on page 46 of the Third Quarter 10-Q:

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

	Fair Value at 9/30/2016	Valuation Technique	Unobservable Input	Range (1) (Weighted Average)
	(Dollars in thousands)

Loans held for investment	$3,056,110	Discounted cash flow	Prepayment Speed	0% to 97.55% (28.57%)
			Discount Rates	1.28% - 11.62% (3.42%)

Real estate acquired by foreclosure	2,801	Appraisal	Adjustments for comparable properties	8.00% - 12.55% (8.54%)

(1) Represents range of factors applied to determine fair value.

The Company undertakes to provide similar disclosure in our future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Notes to Interim Condensed Consolidated Financial Statements

Note 11. Deposits, page 32

4.
Brokered deposits have increased in recent periods, from $5.7 million at December 31, 2014 to $93.6 million at December 31, 2015 to $129.8 million at June 30, 2016. Please tell us, and revise future filings, to disclose the risks related to the increase in brokered deposits and discuss how you manage these risks.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that generally brokered deposits may not be as stable as other types of deposits and, in the future, those depositors may not renew their deposits when they mature, or the Company may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or with funds from other sources. The Company’s inability to maintain or replace these brokered deposits as they mature could adversely affect its liquidity and results of operations. Further, paying higher deposit rates to maintain or replace those deposits would adversely affect the Company’s net interest margin and its operating results. Additionally, Section 29 of the FDIA and federal regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution’s capital category is “well capitalized” or, with regulatory approval, “adequately capitalized.” Depository institutions, other than those in the lowest risk category, that have brokered deposits in excess of 10% of total deposits will be subject to increased FDIC deposit insurance premium assessments. Additionally, depository institutions considered “adequately capitalized” that need regulatory approval to accept, renew or roll over any brokered deposits are subject to additional restrictions on the interest rate they may pay on deposits.

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

The Company respectfully advises the Staff that, while the Company has increased the amount of its brokered deposits in recent periods to enhance liquidity, the amount of brokered deposits represents a very small portion of the Company’s total deposits. As set forth on page 35 of the Third Quarter 10-Q, the Company had $105.2 million in brokered time deposits at September 30, 2016 and December 31, 2015, respectively, representing 3.2% and 3.0% of total deposits at September 30, 2016 and December 31, 2015, respectively. As a result, management believes that the exposure to the risks caused by brokered deposits is insignificant.

The Company respectfully advises the Staff that it has in place a strategy to manage the risks on increasing brokered deposits. As part of this strategy, the Company conducts due diligence on deposit brokers; limits relationships to a small number of well-known companies; and manages BSA/AML risks through a variety of review processes, including, among other things, determining whether the deposit broker is a legitimate business in all operating locations where the business is conducted. Further, the Company monitors existing deposit broker relationships for any significant changes in business strategies that may influence the broker’s risk profile.

Form 8-K Filed October 28, 2016

Exhibit 99.1

5.
When computing the non-GAAP ratio ‘allowance for loan losses to total loans excluding acquired loans’, please tell us why you did not exclude the allowance for loan losses applicable to acquired loans and instead included the full allowance for loan losses.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the purpose of the non-GAAP ratio “allowance for loan losses to total loans excluding acquired loans” is to inform readers of the financial statements the approximate reserve coverage of the Company’s originated portfolio. Management agrees with the inference of the question that it would be more precise to remove the amount carried in the allowance related to acquired loans from the numerator. The allowance related to acquired loans totaled $0.22 million, or 0.7% of the total ALLL; $1.6 million, or 4.1% of the total ALLL; $3.2 million, or 6.8% of the total ALLL; and $5.2 million, or 14.6% of the total ALLL, at December 31, 2015, March 31, 2016, June 30, 2016 and September 30, 2016 respectively. The table below presents the non-GAAP financial measure including and excluding the ALLL related to acquired loans in the numerator:

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	(Dollars in thousands)
Allowance for loan losses less allowance for loan losses on acquired loans
Allowance for loan losses	$35,911	$47,420	$39,714	$32,947	$20,724
Less: Allowance for loan losses on acquired loans	5,235	3,219	1,638	224	216

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	(Dollars in thousands)
Total allowance for loan losses less allowance for loan losses on acquired loans	$30,676	$44,201	$38,076	$32,723	$20,508

Total loans excluding acquired loans
Total loans	$3,047,618	$3,189,436	$3,168,183	$3,130,669	$1,982,280
Less: Fair value of acquired loans accounted for under ASC Topics 310-20 and 310-30	895,559	974,372	1,092,635	1,197,112	172,645
Total loans excluding acquired loans	$2,152,059	$2,215,064	$2,075,548	$1,933,557	$1,809,635
Allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans	1.43%	2.00%	1.83%	1.69%	1.13%

The Company acknowledges the Staff’s comment and, in the future, the Company will revise this non-GAAP financial measure to exclude the portion of the ALLL related to acquired loans from the numerator.

6.
You make Non-GAAP adjustments to remove “one-time acquisition expenses” from several selected metrics starting on page 18. In this regard, we note that you have completed five acquisitions since 2010 and two acquisitions in the past two years. You disclose in the Risk Factor on page 26 in the December 31, 2015 10-K that you will continue to pursue a strategy that includes acquisitions. You also disclose in your footnotes to the December 31, 2015 10-K that acquisitions are an integral part of your growth strategy. Based on these disclosures removal of “one-time acquisition expenses” may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s use of the term “one-time acquisition expenses” has historically meant to refer to expenses related to a specific acquisition that are considered non-recurring, or “one-time” in nature. For example, the cost of buying out a data processing contract would be considered a “one-time” expense, even though such expense could be incurred for multiple acquisitions. Since the Company’s strategy has included acquisitions in the past and may include acquisitions in the future, the Company will retitle the reference to “non-recurring acquisition expenses” to  “M&A and acquisition related costs” in its future earnings releases and SEC filings.

7.
You disclose on page 101 in the December 31, 2015 10-K that your acquisition expenses are primarily in the categories of data processing, professional and regulatory fees, salaries and benefits, occupancy, software licenses and maintenance, marketing and other. Please tell us the nature and amount of the “one-time

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

acquisition expenses” that you adjusted for in your Non-GAAP financial measure. Please also tell us whether the expenses in each of these categories are normal recurring operating expenses or non-recurring operating expenses.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as explained in the Company’s response to Staff’s Comment No. 6, the Company’s “one-time acquisition expenses,” which term will be been retitled to “M&A and acquisition related costs,” refers to expenses related to a specific acquisition that are considered non-recurring or “one-time” in nature. As a result, the expenses in each of the categories of data processing, professional and regulatory fees, salaries and benefits, occupancy, software licenses and maintenance, marketing and other are non-recurring operating expenses. The amounts of such expenses are set forth in the table below by expense classification for each of the periods indicated:

	For the Quarter Ended					For the Nine Months Ended
	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
	(Dollars in thousands, except per share data)
Salaries and employee benefits	$-	$-	$341	$942	$298	$341	$298
Occupancy	-	-	3	225	-	3	2,710
Professional and regulatory fees	17	21	2	308	510	40	19
Data processing	-	16	26	103	-	42	-
Software license and maintenance	-	-	-	105	-	-	-
Marketing	-	-	15	11	-	15	-
Other noninterest expense	-	-	3	152	-	3	3
M&A and acquisition related costs	$17	$37	$390	$1,846	$808	$444	$3,030

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q and Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Form 10-Q and Form 8-K; and

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Gus Rodriguez
U.S. Securities and Exchange Commission
November 18, 2016

Please contact the undersigned should you require further information or have any questions.

Very truly yours,

/s/ Elizabeth Vandervoort
Elizabeth Vandervoort
Interim Chief Financial Officer
evandervoort@greenbank.com

cc:	Dave Irving
Gus Rodriguez
Securities and Exchange Commission

Manuel J. Mehos
Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098

Michael J. Zeidel
Sven Mickisch
Skadden, Arps, Slate, Meagher & Flom
4 Times Square
New York, New York 10036